UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO._ )

                              TekInsight.com, Inc.
--------------------------------------------------------------------------------
                                 (Name of Issuer

                     Common Stock par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   913829 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                 H. T. Ardinger & Sons, Inc., 9040 Governors Row
                      P.O. Box 569360, Dallas, Texas 75356
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
                  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
                  13d-1(a) for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.                Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                    H. T. Ardinger & Sons, Inc.. 75-098-1425
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      .....................................................

                  (b)     ......................................................
--------------------------------------------------------------------------------

3.       SEC Use Only
--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)   WC................................
--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)..................
--------------------------------------------------------------------------------

6.       Citizenship of Place of Organization   Texas
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of
Shares            7.       Sole Voting Power               2,403,550
Beneficially      --------------------------------------------------------------
owned by
Each              8.       Shared Voting Power             N/A..................
Reporting         --------------------------------------------------------------
Person
With              9.       Sole Dispositive Power          2,403,550
                  --------------------------------------------------------------

                  10.      Shared Dispositive Power            N/A..............
                  --------------------------------------------------------------

                  11.      Aggregate Amount Beneficially Owner by Each Reporting
                           Person                          2,403,550
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions).................
--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)                11.8%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)
                      CO........................................................
                      ..........................................................
                      ..........................................................
                      ..........................................................

ITEM 1     Security and Issuer

         This Schedule 13D is filed with the Securities and Exchange Commission with respect to the Common Stock ("Common Stock") of TekInsight.com, Inc., a Delaware Corporation ("Company"). The principal office of the Company is 18881 Von Karman Avenue, suite 250, Irvine, CA 92612.

ITEM 2     Identity and Background

         This Schedule 13D is filed on behalf of H.T. Ardinger & Sons, Inc., a Texas corporation with its principal office at 9040 Governors Row, Dallas , Texas 75356.

         During the last five years H.T. Ardinger & Sons, Inc. has not been convicted in a criminal proceeding.

         During the last five years, H.T. Ardinger & Sons, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order: enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3     Source and Amount of Funds or Other Considerations

         H.T. Ardinger & Sons, Inc. obtained its shares of Common Stock, and securities convertible or redeemable for Common Stock (e.g., Series A Preferred Stock of the Company and Series A Preferred Stock of BugSolver.com, Inc.) for cash in a combination of private placement transactions and over the counter purchases on the Nasdaq Smallcap Market.

ITEM 4      Purpose of Transaction

         H.T. Ardinger & Sons, Inc. has acquired the Common Stock, and securities convertible or redeemable for Common Stock (e.g., Series A Preferred Stock of the Company and Series A Preferred Stock of BugSolver.com, Inc.) for investment purposes.

ITEM 5     Interest and Security of the Issuer

         H.T.Ardinger & Sons, Inc. owns beneficially and of record 2,403,550 shares of Common Stock of the Company, including 225,000 shares of Common Stock underlying the Company's publicly-traded Series A Preferred Stock (which preferred stock is convertible after August 14, 2001) and 750,000 shares of Common Stock which may be acquired at any time through September 30, 2001 on redemption of shares of BugSolver.com, Inc. (a subsidiary of the Company). H.T. Ardinger & Sons, Inc.'s beneficial ownership of the Company's Common Stock constitutes 11.8% of such Common Stock.

         Although the President and principal stockholder of H.T. Ardinger & Sons, Inc. is also the Chairman of ViewCast.com, Inc., and H.T. Ardinger & Sons, Inc. is also a principal stockholder of

ViewCast.com, Inc., H.T. Ardinger & Sons, Inc. disclaims beneficial ownership of ViewCast.com, Inc.'s shares of Company Common Stock.

ITEM 6 Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer

         H.T. Ardinger & Sons, Inc. currently has no contracts, arrangements or understandings with any person with respect to the ownership, voting, or disposition of any securities of the Company, or otherwise with respect to the securities of the Company..

ITEM 7     Material to be Filed as Exhibits

         Not applicable.

                                    SIGNATURE
         After reasonably inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              H.T. Ardinger & Sons, Inc.


                                              By:/s/H. T. Ardinger
                                              ------------------------
                                              Name: H. T. Ardinger
                                              Title:President

Dated as of the 14th June, 2001

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or pointed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)